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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                             (Amendment No.  3  )*
                                            ---

                         McNaughton Apparel Group Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock ($.01 par value)
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  582524 10 4
                            -----------------------
                                (CUSIP Number)

                         Annual Reporting Requirement
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[_]  Rule 13d-1(d)


----------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Sec 1745 (3-98)

--------------------------------                  ------------------------------
    CUSIP No. 582524 10 4              13G            Page 2 of 4 Pages
--------------------------------                  ------------------------------

--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Norton Sperling
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[_]

     Not applicable                                                      (b)[_]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
   NUMBER OF              5.  SOLE VOTING POWER
    SHARES                       696,516
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
--------------------------------------------------------------------------------
                          6.  SHARED VOTING POWER
                                 0
--------------------------------------------------------------------------------
                          7.  SOLE DISPOSITIVE POWER
                                 696,516
--------------------------------------------------------------------------------
                          8.  SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        696,516
--------------------------------------------------------------------------------
 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        9.33%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN
--------------------------------------------------------------------------------

Item 1(a).    Name of Issuer
              --------------

                The name of the issuer is McNaughton Apparel Group Inc. (the "Company").

Item 1(b).    Address of Issuer's Principal Executive Offices
              -----------------------------------------------
                The principal executive offices of the Company are located at 463 Seventh Avenue, New York, New York 10018.

Item 2(a).    Names of Person Filing
              ----------------------

                This statement is being filed by Norton Sperling..

Item 2(b).    Address of Principal Business Office or, if none, Residence
              -----------------------------------------------------------

                The address of the principal business office of the reporting person is 1025 Seawane Drive, Hewlett Harbor, New York 11557.

Item 2(c).    Citizenship
              -----------

                Norton Sperling is a citizen of the United States.

Item 2(d).    Title of Class of Securities
              ----------------------------

                The securities to which this statement relates are shares of the common stock, $.01 par value (the "Common Stock"), of the Company.

Item 2(e).    CUSIP Number
              ------------

                The CUSIP number of the Common Stock is 582524 10 4.

Item 3.       If this statement is filed pursuant to (S)(S) 240.13d-1(b) or
              -------------------------------------------------------------
              240.13d-2(b) or (c), check whether the person filing is a:
              ---------------------------------------------------------

                Not applicable.

Item 4.       Ownership
              ---------

                (a) As of February 1, 1999 Norton Sperling beneficially owned, for purposes of Rule 13d-3 under the Act, 696,516 shares of Common Stock.

                (b) The shares owned beneficially by Norton Sperling represent approximately 9.33% of the issued and outstanding Common Stock as of February 1, 1999 (such amount includes 35,000 shares of Common Stock issuable on the exercise of currently exercisable options to purchase Common Stock granted to Mr. Sperling pursuant to the Company's 1994 Stock Option Plan).

                (c) As of February 1, 1999, Norton Sperling has the sole power to vote or to direct the voting of his shares and has the sole power to dispose of or to direct the disposition of his shares.

Item 5.       Ownership of Five Percent or Less of a Class
              --------------------------------------------

                Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person
              ---------------------------------------------------------------

                Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired
              ------------------------------------------------------------------
              the Security Being Reported on by the Parent Holding Company
              ------------------------------------------------------------

                Not applicable.

Item 8.       Identification and Classification of Members of the Group
              ---------------------------------------------------------

                Not applicable.

Item 9.       Notice of Dissolution of Group
              ------------------------------

                Not applicable.

Item 10.      Certification
              -------------

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
---------

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1999

                                            /s/ Norton Sperling
                                           ---------------------
                                              Norton Sperling